FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant's Name into English)

Bandera 140
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Santiago, 16 de Marzo de 2016

Señor

Eric Parrado Herrera

Superintendente de Bancos e

Instituciones Financieras

Presente

Ref.: Informa Hecho Esencial - renuncia y nombramiento directores.

Señor Superintendente:

Conforme a lo dispuesto en los artículos 9 y 10 de la Ley N°18.045 y en la Recopilación de Normas de la Superintendencia de Bancos e Instituciones Financieras, se informa que en sesión ordinaria del directorio de Banco Santander-Chile, celebrada el día de ayer, don Víctor Arbulú Crousillat renunció a su cargo de director titular.

En atención a la renuncia informada y a la vacancia dejada en su momento por don Lisandro Serrano Spoerer, el directorio nombró como directores titulares a don Andreu Plaza López y a doña Ana Dorrego de Carlos.

Finalmente, se informa que con motivo de la renuncia de don Víctor Arbulú Crousillat, ha sido designado como miembro del Cómité de Directores y Auditoría y en su reemplazo, don Mauricio Larraín Garcés.

Saluda muy atentamente a usted,

/s/ Miguel Mata Huerta

Miguel Mata Huerta
Gerente General Subrogante

C.c.: Superintendencia de Valores y Seguros

Santiago, March 16, 2016

Mr.

Eric Parrado Herrera

Superintendent of Banks and

Financial institutions

Present

Ref: Material Event – Resignation and Appointment of Directors

Mr. Superintendent:

In accordance with the provisions of Articles 9 and 10 of Law No. 18,045 and the Standards of the Superintendency of Banks and Financial Institutions, we report that at the regular meeting of the Board of Directors of Banco Santander – Chile (the “Bank”), held yesterday March 15, 2016, Mr. Víctor Arbulú Crousillat resigned as a member of the Board.

In view of such resignation and to the vacancy due to the prior resignation of Mr. Lisandro Serrano Spoerer, the Bank’s Board of Directors, appointed Mr. Andreu Plaza López and Mrs. Ana Dorrego de Carlos as Directors.

In addition, we report that Mr. Mauricio Larraín Garcés has been appointed as a member of the Audit Committee replacing Mr. Víctor Arbulú Crousillat due to his resignation.

Sincerely,

/s/ Miguel Mata Huerta

Miguel Mata Huerta
Deputy General Manager

Cc: Superintendencia de Valores y Seguros.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date:	March 17, 2016	By:	/s/ Cristian Florence
			Name:	Cristian Florence
			Title:	General Counsel